Exhibit 99.1

Uni-Fuels Reports Audited FY2025 Results with 70% Revenue Growth and Expanding Global Operations

Marine fuel volumes increased 112% in 2025

Revenue increased 70% year over year to US$263.9 million

Gross profit rose 47% year over year to US$4.7 million

Global footprint expanded to 156 ports (+79% YoY)

SINGAPORE, APRIL 22, 2026 - Uni-Fuels Holdings Limited (NASDAQ: UFG), (“Uni-Fuels” or the “Company”), a global provider of marine fuel solutions headquartered in Singapore, today announced its audited financial results for the fiscal year ended December 31, 2025.

FY2025 Financial and Operational Highlights

Uni-Fuels delivered continued growth in 2025, driven by increased trading activity, an expanded global footprint, and a growing customer base.

●	Revenue increased 70% year over year to US$263.9 million, driven by core marine fuel trading activities.
●	Marine fuel volumes increased 112% year over year to over 535,000 MT.
●	Port coverage expanded to 156 locations (+79% YoY), reflecting broader global reach.
●	Gross profit increased to US$4.7 million, while gross profit margin moderated to 1.8%.
●	Working capital increased to US$10.1 million, supporting higher trading volumes.

Strategic Developments

In FY 2025, Uni-Fuels achieved several strategic milestones:

●	Enhanced its credentials to supply biofuels compliant with the European Union Renewable Energy Directive (“RED II”), including Proof of Sustainability (“PoS”), following the receipt of ISCC EU and ISCC PLUS certifications from the International Sustainability and Carbon Certification (“ISCC”).
●	Strengthened its international presence through the establishment of subsidiaries in Dubai, Shanghai, and Limassol, enhancing its ability to access a broader customer base and improve proximity to suppliers across key regions.
●	Diversified its sources of capital, including raising US$3 million via ADDX, a private market platform regulated by the Monetary Authority of Singapore, and through the issuance of its 3M USD Commercial Paper Series 001 and Series 002, both fully repaid upon maturity in 2025.
●	Secured a three-year Letter of Award to supply marine fuels to a leading engineering, procurement, construction, and installation (“EPCI”) contractor in the Asia Pacific offshore oil and gas sector, effective January 1, 2026.

Performance Indicators

Metric	FY2025	FY2024	YoY Change
Vessels Supplied	758	393	+93%
Transactions	1,179	641	+84%
Marine Fuel Volume (MT)	535,000+	253,000+	+112%
Ports Covered	156	87	+79%
Customers	266	156	+71%

These metrics reflect strong growth in trading activity, customer expansion, and geographic coverage during the year.

Financial Position and Efficiency Metrics

Metric	FY2025	FY2024
Current Ratio	1.35	1.30
Working Capital (US$)	10.1m	3.7m
Debt-to-Equity Ratio	2.76	2.73
Gross Profit Margin	1.8%	2.1%

The Company improved its liquidity position during the year, with working capital increasing to US$10.1 million (2024: US$3.7 million), supporting higher trading volumes.

Debt levels remained broadly stable, while gross profit margins moderated due to competitive market conditions and the scaling of market share across existing and new markets.

FY2025 Financial Results

Revenues

Total revenues increased by US$108.7 million, or 70.0%, to US$263.9 million for the year ended December 31, 2025, from US$155.2 million for the year ended December 31, 2024. The increase was primarily driven by the expansion of our core sales of marine fuels segment, which continues to be the principal contributor to the Company’s financial performance.

Cost of revenues

Cost of revenues increased by approximately US$107.2 million, or 71.0%, to approximately US$259.2 million for the year ended December 31, 2025, from approximately US$152.0 million for the year ended December 31, 2024, primarily in line with the growth in our sales of marine fuels segment. The increase was mainly attributable to higher volumes of fuel procured to meet increased customer demand, as well as the associated costs of securing supply across an expanded global supply network.

Gross profit

Gross profit increased by approximately US$1.5 million, or 47%, to approximately US$4.7 million for the year ended December 31, 2025, from approximately US$3.2 million for the year ended December 31, 2024. The total gross profit margin was approximately 1.8% for the year ended December 31, 2025, compared to approximately 2.1% in the prior year, representing a decrease of approximately 0.3%.

The increase in gross profit was primarily driven by higher sales volumes. The decrease in gross margin reflected competitive market conditions and the Company’s continued focus on expanding market share across existing and new markets. Notwithstanding the lower margin, the increase in absolute gross profit demonstrates the scalability of our business and our ability to grow earnings alongside revenue expansion.

Operating expenses

Selling and marketing expenses increased to US$1.3 million for the year ended December 31, 2025, from US$0.7 million for the year ended December 31, 2024, primarily due to the expansion of our sales activities. The increase was mainly attributable to higher personnel costs arising from additional hires in our sales and marketing function, as well as increased business travel and marketing initiatives undertaken to support customer engagement and business development efforts.

General and administrative expenses increased by US$2.7 million to US$5.0 million for the year ended December 31, 2025, from US$2.3 million for the year ended December 31, 2024, primarily due to the expansion of our operations. The increase was mainly attributable to higher personnel costs and expenses associated with the establishment of new offices. In addition, professional fees have increased, driven in part by capital markets activities and higher costs associated with maintaining our status as a listed company, including public company compliance and other administrative expenses associated with our growing operations.

Other (loss)/income

Other income decreased by US$93,100, from US$55,083 for the year ended December 31, 2024, to a loss of US$38,017 for the year ended December 31, 2025. The decrease was mainly due to interest expenses of US$97,737 incurred in 2025 in connection with short-term financing arrangements, partially offset by interest income, compared to no such financing costs in 2024.

(Loss)/Income before income taxes

We recorded a loss before income taxes of US$1.6 million for the year ended December 31, 2025, compared to income before income taxes of US$0.3 million for the year ended December 31, 2024. The change was primarily driven by higher operating expenses, particularly the increase in general and administrative expenses as discussed above, which more than offset the growth in gross profit during the year.

Income tax expense

Income tax expense increased from US$98,000 for the year ended December 31, 2024, to US$134,000 for the year ended December 31, 2025. The increase was a result of the increase in profit before tax generated by our Singapore subsidiary.

Net (loss)/income

As a result of the foregoing factors, we incurred a net loss of US$1.8 million from net income of US$0.2 million for the year ended December 31, 2024.

Management Commentary

“2025 marked a year of strong growth for Uni-Fuels, with revenue increasing 70% year over year, driven by higher marine fuel volumes, an expanded global footprint, and a growing customer base,” said Mr. Koh Kuan Hua, Chief Executive Officer of Uni-Fuels. “We continued to scale our operations, strengthen our international presence, and enhance our capabilities, alongside strengthening our ability to offer sustainable marine fuel solutions. Gross profit increased year over year, although gross profit margins were impacted due to competitive market conditions, market share expansion, and higher operating costs associated with our growth and transition as a listed company. We remain focused on improving operating efficiency and maintaining financial discipline as we continue to scale to deliver sustainable value to our shareholders.”

2026 Outlook

For the full year 2026, the Company expects revenue to be in the range of US$310 million to US$330 million.

“Looking ahead to 2026, we are committed to building on our growth momentum and enhancing profitability as we scale,” said Koh Kuan Hua, Chief Executive Officer of Uni-Fuels. “We expect to benefit from our expanded global footprint and growing customer base, supported by continued expansion in trading activity while maintaining a disciplined focus on improving margins and operating leverage.”

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About Uni-Fuels Holdings Limited

Uni-Fuels is a fast-growing global provider of marine fuel solutions with a growing presence across major shipping hubs, including Singapore, Seoul, Dubai, Shanghai, Limassol, and Bangkok. Established in 2021, Uni-Fuels has evolved into a dynamic, forward-thinking company delivering customer-centric, compliant, and reliable fuel solutions across global markets and time zones, supported by 24/7 operational support year-round. Backed by a globally integrated operating platform, experienced industry professionals, and an extensive global supply network, Uni-Fuels has built trusted partnerships with customers, supporting them in achieving their operational objectives and decarbonization goals amid the maritime industry’s ongoing energy transformation.

For more information, visit www.uni-fuels.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Uni-Fuels’ current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the Company’s ability to execute on the contemplated expansion plan in a timely, cost effective and efficient manner, its ability to continue its cross-border regulatory compliance, its ability to attract, evaluable and complete acquisitions with suitable candidates, and other risks and uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 22, 2026. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact Information

For Investor Relations:

Uni-Fuels Holdings Limited
Email: investors@uni-fuels.com